Announcement to the Market

ITAÚ UNIBANCO HOLDING S.A. ("Company") hereby informs its shareholders and the market that it has executed contractual instruments under which it agrees to acquire: (i) the equity interests currently held, directly or indirectly, by Companhia Brasileira de Distribuição ("CBD") and Grupo Casas Bahia S.A. ("GCB") in Financeira Itaú CBD S.A. – Crédito, Financiamento e Investimento ("FIC") upon closing of the transaction; and (ii) the equity interest indirectly held by Sendas Distribuidora S.A. ("Assaí") in FIC on the second anniversary of the closing date of the transaction described in item (i) above, during which period Assaí will remain an indirect minority shareholder of FIC.

The Company further informs that its subsidiary, Itaú Unibanco S.A., has also executed contractual instruments under which it agrees to acquire, upon closing of the transaction described in item (i) above, the entire equity interest currently indirectly held by GCB in Banco Investcred S.A. ("Investcred"), whereby the Company will hold 100% of Investcred's share capital.

The completion of the transactions described above is subject to the fulfillment of the conditions precedent set forth in the contractual instruments, including prior approval by the Administrative Council for Economic Defense (CADE) and the Central Bank of Brazil (BACEN), as well as other customary conditions for transactions of this nature. The Company clarifies that, once completed, such transactions will not have a material impact on its results.

Additionally, the Company informs that clients of FIC and Investcred who hold credit cards and/or financial products distributed by these entities: (i) will continue to be served normally by FIC and Investcred under the terms of their respective product agreements until the closing date of the transactions described above; (ii) will continue to be able to use their credit cards at CBD, GCB, and Assaí physical and digital stores, as well as at all other commercial establishments; and (iii) will be duly informed of any changes to their respective products through FIC and Investcred's official communication channels.

São Paulo (SP), December 08, 2025.

Gustavo Lopes Rodrigues

Investor Relations Officer

ITAÚ UNIBANCO HOLDING S.A. | CNPJ 60.872.504/0001-23

Investor Relations +55 11 2794 3547 ri@itau-unibanco.com.br itau.com.br/relacoes-com-investidores/en/